
UNITED STATES
ᗪURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- /5943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/03___ AND ENDING ___06/30/04___

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENNALUNA & COMPANY, INC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

421 SHERMAN AVENUE, SUITE 203

(No. and Street)

COEUR D'ALENE   IDAHO   83814

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RONALD B. NICKLAS   (208) 667-7472

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAGNUSON, MCHUGH & CO., P.A.

(Name – if individual, state last, first, middle name)

1121 MULLAN AVENUE   COEUR D'ALENE,   ID   83814

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

PENNALUNA & COMPANY

FINANCIAL STATEMENT
JUNE 30, 2004

OATH OR AFFIRMATION

I, __RONALD B. NICKLAS_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__PENNALUNA & COMPANY, INC._____ , as
of __JUNE 30_____ , 20 __04___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Pres
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PENNALUNA & COMPANY

TABLE OF CONTENTS
JUNE 30, 2004



Magnuson, McHugh & Company, P.A.

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

We have audited the accompanying statement of financial condition of Pennaluna & Company as of June 30, 2004, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennaluna & Company as of June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6 to the financial statements, Pennaluna & Company's minimum net capital requirement on Schedule 1 – Net Capital Requirements was understated by $99,000 for the year ended June 30, 2004, as was discovered by management subsequent to the completion of our audit and release of the financial statements. Accordingly, we have reissued the financial statements, notes, and auditors' reports that were originally dated August 23, 2004 for Pennaluna & Company for the year ended June 30, 2004 to reflect the correct minimum net capital requirement calculation.

Magnuson, McHugh & Co., P.A.

September 13, 2004

1121 Mullan Avenue • PO Box 2260 • Coeur d'Alene, ID 83816-2260 • (208) 765-9500 • (800) 735-1115 • FAX (208) 667-9174

Count On Us To Care

FINANCIAL STATEMENTS

Pennaluna & Company

STATEMENT OF FINANCIAL CONDITION
June 30, 2004

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$ 410,196
Accounts receivable	286,523
Prepaid expenses	5,804
Employee advances	500
Inventory	127,927
Current portion of deferred tax asset	3,370
Total current assets	834,320

PROPERTY AND EQUIPMENT:

Furniture and equipment	126,038
Less accumulated depreciation	(93,495)
Total property and equipment	32,543

OTHER ASSETS:

Security deposit	500
Restricted warrants	48,000
Goodwill, net of amortization	21,500
Total other assets	70,000

Total assets	$ 936,863

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$ 69,403
Pension contribution payable	129,789
Securities sold, not yet purchased	86,196
Income taxes payable	189,041
Total current liabilities	474,429

LONG TERM LIABILITIES

Deferred tax liability	3,193
Total long-term liabilities	3,193

SHAREHOLDERS' EQUITY:

Capital stock, non-assessable, par value $1.00 per share, authorized 50,000 shares of which 44,282 are issued	44,282
Additional paid in capital	215,015
Retained earnings	297,944
Less Treasury stock - 1,300 shares at cost	(98,000)
Total shareholders' equity	459,241

Total liabilities and shareholders' equity	$ 936,863

The accompanying "Notes to Financial Statements"
are an integral part of this statement.

Pennaluna & Company

STATEMENT OF INCOME
For the year ended June 30, 2004

INCOME:

Commissions and trading profits	$ 5,119,575

EXPENSES:

Salaries	3,487,530
Trading expenses	522,593
Pension contribution	129,789
Quote service	125,853
Payroll taxes	123,877
Telephone, fax, and internet service	32,118
Insurance	45,401
Rent, lights, water, and garbage	24,705
Advertising and promotion	29,971
Depreciation and amortization	11,349
Office expense	19,745
Compliance and registration	28,608
Professional fees	15,731
Postage	11,894
Maintenance and repairs	2,727
Subscriptions and dues	3,662
Travel and entertainment	6,399
Taxes and licenses	739
Continuing education	1,690
Contributions	1,000
Total expenses	4,625,381

NET INCOME FROM OPERATIONS	494,194

OTHER INCOME AND (EXPENSES):

Interest income	4,249
Miscellaneous income	26,266
Interest expense	(21)
Penalties and restitution	(22,396)

TOTAL OTHER INCOME AND (EXPENSES)	8,098
NET INCOME BEFORE INCOME TAXES	502,292

INCOME TAX BENEFIT (EXPENSE)

Current	(190,617)
Deferred	(5,811)

NET INCOME	$ 305,864

The accompanying "Notes to Financial Statements"
are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended June 30, 2004

	Capital Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings
BALANCES, as previously reported	$ 43,882	$ 178,615	$ (16,000)	$ 121,826
NET INCOME				305,864
OTHER CURRENT YEAR CHANGES:				
Stock issued	400	39,600		
Treasury stock purchased			(90,000)	
Treasury stock reissued		(3,200)	8,000	
Dividends issued				(129,746)
Adjustment				
BALANCES, at June 30, 2004	$ 44,282	$ 215,015	$ (98,000)	$ 297,944

The accompanying "Notes to Financial Statements"
are an integral part of this statement.

Pennaluna & Company

STATEMENT OF CASH FLOWS
For the year ended June 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	305,864
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	9,552
Amortization	1,797
Change in deferred tax provision	11,355
Changes in operating assets and liabilities:	
(Increase) in accounts receivable	(148,760)
Decrease in prepaid expenses	731
Decrease in inventory	91,880
(Decrease) in accounts payable	(35,692)
Increase in pension payable	129,789
Increase in income taxes payable	189,021
Net cash provided by operating activities	555,537

CASH FLOWS FROM INVESTING ACTIVITIES:

Net change in investment activity	(41,700)
Purchase of equipment	(21,859)
Net cash (used) by investing activities	(63,559)

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividends paid	(129,746)
Proceeds of stock issuance	44,800
Purchase of treasury stock	(90,000)
Net cash (used) by financing activities	(174,946)

NET INCREASE IN CASH	317,032
CASH, beginning of year	93,164
CASH, end of year	410,196

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for interest	$	21
Cash paid for income taxes	$	20

The accompanying "Notes to Financial Statements"
are an integral part of this statement.

Pennaluna & Company

NOTES TO FINANCIAL STATEMENTS
June 30, 2004

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business</u> – Pennaluna is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Pennaluna is an Idaho Corporation with operations located in Coeur d'Alene, Idaho and the surrounding area. Pennaluna's customers are located primarily in Idaho and Washington. Pennaluna utilizes a 3rd party clearing house, FISERV Securities, Inc., to handle all customer transactions as well as broker trades.

<u>Depreciation</u> – Depreciation is computed for some assets on the accelerated method over the existing useful life of the asset as allowed under the Internal Revenue Code. Use of this method does not materially differ from depreciation methods under generally accepted accounting principles. Depreciation on remaining assets is calculated using the straight-line method over the existing useful life.

<u>Accounts Receivable</u> – The Company identifies its bad debts on the specific identification method. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles. Amounts due Pennaluna are computed by and remitted through FISERV Securities, Inc.

<u>Accounting for Long-lived Assets</u> – In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* SFAS No. 144 requires that a single accounting model be used for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions. The Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Management of the Company reviews the carrying value of its equipment and leasehold improvements, goodwill, and other assets on a regular basis. Estimated undiscounted future cash flows from related operations are compared with the current carrying values. Reductions to the carrying value, if necessary, are recorded to the extent the net book value of the assets exceeds the estimate of future undiscounted cash flows.

<u>Inventory</u> – Inventory, which consists primarily of publicly traded stocks held for resale, is valued at market, on a first-in, first-out basis. Market values of stocks are subject to volatility and may change significantly before the stock is sold. Unrealized losses of $66,764 are included in income for the year ended June 30, 2004. Inventory is in the physical custody of FISERV Securities, Inc.

<u>Advertising costs</u> – Advertising costs are expensed as incurred.

<u>Use of Estimates</u> – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

Pennaluna & Company

NOTES TO FINANCIAL STATEMENTS
June 30, 2004

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Equivalents – For reporting purposes the Company considers short-term investments (less than three months) to be cash equivalents.

Concentration of Credit Risk – The Company places its temporary cash investments with high quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. At times, such investments may be in excess of the FDIC insurance limit.

Goodwill and Intangible Assets – The cost of the investment in the purchased Company in excess of the underlying fair value of net assets at the date of acquisition is recorded as goodwill. Purchased goodwill in the amount of $30,500 was being amortized over 40 years. In June 2001, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets*, which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually. SFAS 142 was effective for fiscal years beginning after December 15, 2001.   Management does not believe goodwill is impaired at June 30, 2004.

NOTE 2: INCOME TAXES

Current tax expense is calculated at a rate of 34% on taxable income of $461,703 prior to the application of net operating loss carryforwards.

The Company has federal net operating losses of $156,637 and state net operating losses of $125,947 available to offset future tax liabilities. The federal net operating losses may be applied at the rate of $15,863 per year, and the state net operating losses applied at $11,163 per year.   A deferred tax asset has been recorded to recognize the future benefit of the net operating loss carry-forwards, net of valuation allowance to reflect that some net operating losses will expire before they can be utilized. The Company has also recognized a deferred tax liability of $7,755 for the difference in depreciation expense taken for financial statement and tax return purposes. As of June 30, 2004, the deferred tax asset was $39,160 and the valuation allowance was $31,228, for a net deferred tax asset of $7,932. The provision for income tax and the related liability accounts at June 30, 2004 are summarized as follows:

INCOME TAX ASSETS:

Deferred tax asset (liability):

Short-term	$ 3,370
Long-term	(3,193)
	$ 177

NOTES TO FINANCIAL STATEMENTS
June 30, 2004

NOTE 3: PREPAID EXPENSES

Prepaid expenses are advance payments for products or services that will be used in operations in subsequent periods or years. Prepaid insurance at June 30, 2004 was $5,804.

NOTE 4: RESTRICTED STOCK WARRANTS

During fiscal year 2004, the Company purchased 75,000 of stock warrants from Sterling Mining Company. The Company exercised 50,000 warrants on July 1, 2004 and 25,000 warrants on August 12, 2004.

NOTE 5: EMPLOYEE BENEFIT PLAN

On July 1, 2003, the Company established a retirement plan under provisions of the Internal Revenue Code. The plan provides for annual discretionary contributions up to the maximum allowed as a deduction by the Internal Revenue Code. The discretionary contribution for June 30, 2004 totaled $129,789.

NOTE 6: REISSURANCE OF FINANCIAL STATEMENTS

The financial statements of Pennaluna & Company for the year ended June 30, 2004 were originally reported and released with an error in the amount stated as the minimum net capital requirement. This error understated the minimum net capital required at June 30, 2004 by $99,000 and was discovered after issuance of the audit. Accordingly, the financial statements, notes, and auditors' reports that were originally dated August 23, 2004 have been reissued to reflect the correct minimum net capital requirement.

SUPPLEMENTARY INFORMATION

Pennaluna & Company

SCHEDULE I - NET CAPITAL REQUIREMENTS
June 30, 2004

COMPUTATION OF NET CAPITAL:

Total equity	$	459,241
Deduct:		
Total non-allowable assets		(106,613)
Haircuts		(66,855)
NET CAPITAL	$	285,773

RECONCILIATION OF NET CAPITAL CALCULATION PER
FOCUS REPORT TO ABOVE:

Net capital per focus report	$	601,375
Adjustments:		
Recognition of licensing fee income		12,029
Recognition of underpayment penalty		(3,969)
Correction of prepaid expenses		(5,617)
Recognition of pension expense		(129,789)
Correction of deferred tax asset/liability		2,351
Recognition of income tax expense		(190,607)
NET CAPITAL, per above	$	285,773

CALCULATION OF MINIMUM NET CAPITAL REQUIREMENT:

Minimum net capital is computed as the greater of $100,000 or market makers at June 30, 2004. Market makers at June 30, 2004 were $199,000. For the year ended June 30, 2004 the minimum net capital requirement is $199,000.

Pennaluna & Company

SCHEDULE II - SUPPORTING CALCULATIONS FOR NET CAPITAL REQUIREMENTS
June 30, 2004

ASSETS	Allowable	Non-Allowable	Total
Cash	$ 409,996	$ 200	$ 410,196
A/R - clearance account & other	286,523		286,523
Securities inventory	127,927		127,927
Prepaid expenses	5,804		5,804
Investments not readily marketable		48,000	48,000
Due from employees		500	500
Furniture and equipment - net		32,543	32,543
Deposit		500	500
Intangibles - net		21,500	21,500
Deferred tax asset		3,370	3,370
TOTAL ASSETS	$ 830,250	$ 106,613	$ 936,863

LIABILITIES	Aggregate Indebtedness	Non-Aggregate Indebtedness	Total
Accrued expenses	$ 388,233	$ 86,196	$ 474,429
Deferred tax liability		3,193	3,193
TOTAL LIABILITIES	$ 388,233	$ 89,389	477,622

EQUITY

Common stock	44,282
Additional paid-in-capital	215,015
Retained earnings	297,944
Treasury stock	(98,000)
TOTAL EQUITY	459,241
TOTAL LIABILITIES & EQUITY	$ 936,863

SCHEDULE OF HAIRCUTS:

	Market Value of Securities	Haircut Percentage	Haircut
	$ 81,747	15%	$ 12,262
	2,417	40%	967
	43,763	100%	43,763
	$ 127,927		56,992
Additional haircut due to short position in excess of 25% of long positions			9,863
Total haircuts			$ 66,855

UNDUE CONCENTRATION:

There was no required charge to net capital due to undue concentrations.

Magnuson, McHugh & Company, P.A.

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

Pennaluna & Company
421 Sherman Ave., Suite 203
Coeur d'Alene, ID 83814

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Pennaluna & Company (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1121 Mullan Avenue • PO Box 2260 • Coeur d'Alene, ID 83816-2260 • (208) 765-9500 • (800) 735-1115 • FAX (208) 667-9174

Count On Us To Care

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Magnuson, McHugh & Co., P.A.

September 13, 2004